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04024129

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tofas Turk Otomobil Fabrikasi Anonim Sirketi

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED APR 07 2004 THOMSON FINANCIAL

FILE NO. 82- 3699 FISCAL YEAR 12-31-03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 4/6/04

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

Consolidated Financial Statements Together With Report of Independent Auditors December 31, 2003

TABLE OF CONTENTS

	Page

Report of Independent Auditors	1
Consolidated Balance Sheet	2
Consolidated Income Statement	3
Consolidated Statement of Changes in Equity	4
Consolidated Cash Flow Statement	5
Notes to the Consolidated Financial Statements	6-31

ERNST & YOUNG

Güney S.M.M.M. A.Ş.
Büyükdere Cad. Beytem Plaza
No: 22 K: 9-10, 34381 - Şişli
İstanbul - Turkey

Phone : (212) 315 30 00
Fax : (212) 230 82 91
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of
Tofaş Türk Otomobil Fabrikası Anonim Şirketi:

We have audited the accompanying consolidated balance sheet of Tofaş Türk Otomobil Fabrikası Anonim Şirketi (the Company - a Turkish corporation) and its subsidiary (the Group) as of December 31, 2003 and related consolidated income, changes in equity and cash flow statements for the year then ended, all expressed in equivalent purchasing power of Turkish lira as of December 31, 2003. These consolidated financial statements are responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, present fairly, in all material respects, the financial position of the Group as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

As disclosed in Notes 1 and 21 to the accompanying consolidated financial statements, major portion of the Group's sales are conducted through its related parties.

The amounts translated into U.S. Dollars in the accompanying consolidated balance sheet and income statement are presented for information purposes only and have been computed on the basis set forth in Note 2 to the accompanying consolidated financial statements.

ERNST & YOUNG

March 22, 2004
İstanbul, Turkey

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED BALANCE SHEET
As of December 31, 2003
(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003)

	Notes	2003 USD'000 (See Note 2)	2003 TL	2002 TL
ASSETS				
Current assets				
Cash and cash equivalents	3	**187,752**	**262,071**	162,015
Trade receivables, net – third parties	5	**95,291**	**133,010**	68,157
– related parties	21	**181,162**	**252,872**	326,318
Investment securities	4	**24,150**	**33,709**	18,857
Short-term consumer financing loans	6	**848**	**1,184**	26,814
Inventories, net	7	**95,418**	**133,188**	94,831
Other current assets	8	**1,004**	**1,402**	22,970
Total current assets		**585,625**	**817,436**	719,962
Non-current assets				
Long-term consumer financing loans	6	**8**	**11**	2,178
Available for sale financial assets	9	**7,388**	**10,312**	10,312
Property, plant and equipment, net	10	**425,360**	**593,732**	715,063
Intangibles, net	11	**31,884**	**44,505**	57,604
Other non-current assets		**47**	**65**	1,390
Deferred tax asset	18	**95,392**	**133,151**	130,756
Total non-current assets		**560,079**	**781,776**	917,303
Total assets		**1,145,704**	**1,599,212**	1,637,265
LIABILITIES AND EQUITY				
Current liabilities				
Short-term bank borrowings, including current portion of long-term bank borrowings	13	**61,142**	**85,344**	149,465
Trade payables – third parties	14	**85,630**	**119,525**	116,745
– related parties	21	**239,394**	**334,153**	329,299
Taxes payable		**13,068**	**18,242**	4,786
Warranty provision	15	**15,353**	**21,430**	10,397
Accruals and other current liabilities	16	**21,460**	**29,955**	29,409
Total current liabilities		**436,047**	**608,649**	640,101
Non-current liabilities				
Long-term bank borrowings	13	**164,123**	**229,090**	276,744
Deferred income, net	12	-	-	2,668
Reserve for employment termination benefits	17	**21,086**	**29,431**	27,981
Other non-current liabilities		**24**	**33**	221
Deferred tax liability	18	-	-	205
Total non-current liabilities		**185,233**	**258,554**	307,819
Minority interest		-	-	7,440
Shareholders' equity				
Paid-in share capital	19	**502,614**	**701,566**	701,566
Share premium		**421**	**587**	587
Cumulative gain/(loss) on the hedging		**11,309**	**15,785**	(27,983)
Legal reserves and accumulated profits	20	**10,080**	**14,071**	7,735
Total shareholders' equity		**524,424**	**732,009**	681,905
Total liabilities and shareholders' equity		**1,145,704**	**1,599,212**	1,637,265

The accompanying policies and explanatory notes on pages 6 through 31 form an integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED INCOME STATEMENT

For the year ended December 31, 2003

(Currency -- Billions of Turkish Lira in equivalent purchasing power at December 31, 2003)

		2003		2002
	Notes	USD'000 (See Note 2)	TL	TL
Net sales		**1,484,727**	**2,072,434**	1,923,961
Cost of sales	28	**(1,346,145)**	**(1,878,997)**	(1,806,262)
Gross Profit		**138,582**	**193,437**	117,699
Selling and marketing expenses	23	**(77,451)**	**(108,109)**	(102,422)
General and administrative expenses	24	**(51,844)**	**(72,366)**	(65,786)
Research and development expenses	25	**(8,727)**	**(12,182)**	(15,453)
Other operating income, net	26	**19,794**	**27,629**	33,214
Income/(Loss) from Operations		**20,354**	**28,409**	(32,748)
Financial expense, net	29	**(20,618)**	**(28,780)**	(112,107)
Loss Before Provision for Taxes, Monetary Gain and Minority Interest		**(264)**	**(371)**	(144,855)
Monetary gain		**6,874**	**9,595**	39,666
Net Income/(Loss) Before Provision for Taxes and Minority Interest		**6,610**	**9,224**	(105,189)
Provision for taxes				
- Current	18	**(8,386)**	**(11,705)**	(1,092)
- Deferred	18	**6,317**	**8,817**	137,701
Minority interest		**-**	**-**	(1,916)
Net Income		**4,541**	**6,336**	29,504
Weighted average number (000's) of shares of TL 5,000 each		**90,000,000**	**90,000,000**	90,000,000
Basic earnings per share-in full TL		**-**	**70**	328

The accompanying policies and explanatory notes on pages 6 through 31 form an integral part of the consolidated financial

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the year ended December 31, 2003
(Currency -- Billions of Turkish Lira in equivalent purchasing power at December 31, 2003)

	Paid-in share capital	Share premium	Cumulative gain / (loss) on the hedging	Legal reserves and accumulated profits / (deficit)	Total
Balance at December 31, 2001	701,566	587	(17,330)	(21,769)	663,054
Loss on the hedging	-	-	(10,653)	-	(10,653)
Net income for the year	-	-	-	29,504	29,504
Balance at December 31, 2002	**701,566**	**587**	**(27,983)**	**7,735**	**681,905**
Gain on the hedging	-	-	43,768	-	43,768
Net income for the year	-	-	-	6,336	6,336
Balance at December 31, 2003	**701,566**	**587**	**15,785**	**14,071**	**732,009**

The accompanying policies and explanatory notes on pages 6 through 31 form an integral part of the consolidated financial statements.

Tofaş Türk Otomobil Fabrikası Anonim Şirketi

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2003
(Currency -- Billions of Turkish Lira in equivalent purchasing power at December 31, 2003)

	2003	2002
Cash flows from operating activities		
Net loss before monetary gain, provision for taxes and minority interest	**(371)**	(144,855)
Adjustments for-		
Depreciation and amortization	**157,363**	176,825
Provision for employment termination benefits	**3,950**	7,911
Decrease in deferred income	**(2,668)**	(2,798)
Interest expense accrual	**4,877**	8,704
Warranty provision	**21,180**	13,019
Impairment for goodwill	**-**	11,492
(Gain)/loss on sale of fixed assets	**(69)**	150
Operating income before working capital changes	**184,262**	70,448
Net working capital changes in-		
Trade receivables	**(40,457)**	(110,816)
Other current assets	**19,196**	6,045
Inventories	**(38,357)**	37,270
Consumer financing loans	**24,817**	(32,677)
Other non-current assets	**1,182**	(1,457)
Trade payables	**63,495**	174,699
Accruals and other current liabilities	**4,230**	6,914
Taxes payable	**2,388**	(163)
Other non-current liabilities	**(166)**	249
Interest paid	**(23,058)**	(24,081)
Employment termination benefits paid	**(2,500)**	(2,702)
Warranty expense paid	**(10,147)**	(11,288)
Net cash provided by operating activities	**184,885**	112,441
Cash flows from investing activities		
Investment securities	**(17,548)**	(21,251)
Purchase of property, plant, equipment and intangibles	**(24,299)**	(97,477)
Proceeds from sale of property, plant, equipment	**1,435**	4,423
Net cash used in investing activities	**(40,412)**	(114,305)
Cash flows from financing activities		
Proceeds from short-term bank borrowings	**29,550**	87,680
Proceeds from long-term bank borrowings	**18,533**	166,162
Repayment of bank borrowings	**(89,664)**	(111,735)
Net cash (used in) / provided by financing activities	**(41,581)**	142,107
Net effect of monetary loss on cash and cash equivalents	**(2,836)**	(79,200)
Net change in cash and cash equivalents	**100,056**	61,043
Cash and cash equivalents at the beginning of the year	**162,015**	100,972
Cash and cash equivalents at the end of the year	**262,071**	162,015

The accompanying policies and explanatory notes on pages 6 through 31 form an integral part of the consolidated financial statements.

1. CORPORATE INFORMATION

Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company - Tofaş") was established in 1968 as a Turkish-Italian cooperation venture to manufacture passenger cars at its plant near Bursa under licenses from Fiat Auto S.p.A. ("Fiat"). The Company, which is a member of Koç Holding and Fiat Group, also manufactures various automotive spare parts used in its automobiles. The Company's main office is located in Büyükdere Cad. No:145 Kat:4, 5 Zincirlikuyu Şişli, İstanbul. The manufacturing facilities are located in Bursa.

The Company has been registered with the Turkish Capital Market Board ("CMB") and quoted on the İstanbul Stock Exchange (ISE) since 1991.

The Company manufactures its cars pursuant to license agreements between the Company and Fiat. These license agreements prohibit the Company from assembling, producing, importing or selling any cars other than Fiat cars. Furthermore, in 2000, the Company has signed a manufacturing agreement with Fiat for the production of Doblo model light commercial vehicles in Turkey.

The Company conducts a significant portion of its business with corporations, which are affiliates of Koç Holding or Fiat.

For the purpose of the consolidated financial statements, the Company and its consolidated Subsidiary (KFK) are referred to as "the Group".

The consolidated financial statements were authorized for issue on March 22, 2004 by the management of the Group. The General Assembly and certain regulatory bodies have the power to amend the statutory financial statements after issue.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS). The consolidated financial statements have been prepared based on the historical cost convention.

The Company maintains its books of account and prepare its statutory financial statements in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the Turkish Capital Market Board (CMB), Turkish Commercial Code and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The Subsidiary maintains its books of account and prepares its statutory financial statements in accordance with Turkish Commercial Code, related regulations and Tax Legislation. The consolidated financial statements are based on the individually kept statutory records, which are maintained under the historical cost convention, with adjustments and reclassifications mainly related to the restatement for changes in the general purchasing power of the Turkish lira, accounting for deferred taxation, employee termination benefits and cash flow hedges, for the purpose of fair presentation in accordance with IFRS. Effective from 2003 year-end reporting, the Company will file the accompanying financial statements with the CMB and ISE.

(Currency – Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Measurement Currency and Reporting Currency

Measurement currency of the Group is Turkish Lira (TL). The restatement for the changes in the general purchasing power of TL as of December 31, 2003 is based on IAS 29 ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date and the corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three year inflation rate approaching or exceeding 100%. As of December 31, 2003, the three year cumulative inflation rate has been 181% (2002 - 227%) based on the Turkish countrywide wholesale price index published by the State Institute of Statistics.

Such index and conversion factors as of the end of the three year period ended December 31, 2003 are given below:

Dates	Index	Conversion Factors
December 31, 2001	4,951.7	1,491
December 31, 2002	6,478.8	1,139
December 31, 2003	7,382.1	1,000

The main guidelines for the above mentioned restatement are as follows:

- The financial statements of prior year, including monetary assets and liabilities reported therein, which were previously reported in terms of the measuring unit current at the end of that year are restated in their entirety to the measuring unit current at December 31, 2003.

- Monetary assets and liabilities reported in the consolidated balance sheet as of December 31, 2003 are not restated because they are already expressed in terms of the monetary unit current at that balance sheet date.

- The inflation adjusted share capital was derived by indexing cash contributions, transfers from statutory retained earnings and income from sale of investments and property, transferred to share capital from the date they were contributed.

- Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and other components of equity (except for the statutory revaluation adjustment which is eliminated) are restated by applying the relevant conversion factors.

- The effect of general inflation on the net monetary position is included in the income statement as monetary gain.

- All items in the income statement are restated by applying appropriate average conversion factors with the exception of depreciation, amortisation, gain or loss on disposal of non-monetary assets.

Restatement of balance sheet and income statement items through the use of a general price index and relevant conversion factors does not necessarily mean that the Group could realize or settle the same values of assets and liabilities as indicated in the consolidated balance sheets. Similarly, it does not necessarily mean that the Group could return or settle the same values of equity to its shareholders.

(Currency – Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

U.S. Dollar Translation

U.S. dollar (USD) amounts shown in the consolidated financial statements have been included solely for the convenience of the reader and are translated from Turkish lira (TL), as a matter of arithmetic computation only, at the official TL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on December 31, 2003 which was TL 1,395,835(full) = USD1.00. Such translation should not be construed as a representation that the TL amounts have been or could be converted into USD at this or any other rate.

Basis of Consolidation

The Company has two branches located in Free Trade Zones (FTZ) in Turkey and the financial statements of these branches are included in the consolidated financial statements. On February 28, 2003 one of the branches has ceased its operations.

In 2002, the Company has acquired 51% of total shares of Koç Fiat Kredi Tüketici Finansmanı A.Ş. (KFK – the Subsidiary) from Fiat Group, nominal value of which were TL 15,300 billion, at a price of USD 51. On July 31, 2002 the Company has transferred TL15,000 billion (in historical terms) to cover the accumulated deficit of KFK. In 2003, the Company has acquired the remaining 49% of total shares of KFK at a price of USD 49. The major activity of KFK is to provide consumer finance services to the customers purchasing vehicles produced or imported by the Company. The financial statements of KFK and FTZs have been consolidated with the financial statements of the Company.

The purchase method of accounting is used for acquired business. Accordingly, the consolidated income and cash flow statements as of December 31, 2002 include the results and cash flows of KFK for the five-month period from its acquisition on July 26, 2002.

This control is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheet and income statement, respectively. Intercompany balances and transactions, including intercompany profits and unrealized profits and losses are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Going Concern

The consolidated financial statements are prepared in accordance with the going concern principles. In March 2001, KFK had ceased organizing consumer financing campaigns due to the volatility in the Turkish finance sector. KFK has not yet begun organizing consumer financing campaigns. As at December 31, 2003, the Subsidiary has an accumulated deficit of TL 65,479 billion in its individual financial statements. Such deficit has resulted primarily from operating expenses related to the service provided by KFK, from the provision for loan losses and from foreign exchange losses.

The Management's plan to continue operations includes restructuring capital structure, refinancing existing loans and obtaining additional borrowings. Due to this fact, the Group has fully provided for the carrying value of the goodwill at December 31, 2003, on the grounds that the goodwill is impaired.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term highly liquid investments that are readily convertible to known amonuts of cash with original maturity of three months or less and that are subject to an insignificant risk of change in value.

Trade Receivables

Trade receivables are recognised at original invoice amount and carried at amortized cost less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Investment Securities

Investment securities are initially recognised at cost, being the fair value of the consideration given and including acquisition charges associated with the investment. Such investments which are intended to be held-to-maturity, are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. Gains and losses are recognised in income when the investments are derecognised or impaired, as well as through the amortisation process.

Inventories

Inventories are valued at the lower of cost restated to the equivalent purchasing power at the balance sheet date or net realizable value after provision for obsolete items.

Costs incurred in bringing each product to its present location and condition are accounted for as follows :

Raw materials - purchase cost on a monthly moving average basis;

Finished goods and work-in-process - cost includes the applicable allocation of fixed and variable overhead costs on the basis of monthly moving average basis;

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Property, Plant and Equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the income statement.

The initial cost of PP&E comprises its purchase price, including import duties ;and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the PP&E have been put into the operation, such as repairs and maintenance and overhaul costs are normally charged to income in the period in the costs incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is computed on a straight-line basis over the following estimated useful lives :

	Years
Buildings	25
Land improvements	33
Leasehold improvements	30
Machinery and equipment	10 – 12
Moulds and models	6 – 8
Furniture and fixtures	6 – 8
Motor vehicles	4 – 5

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of PP&E.

Starting from 2003, the Company Management has decided to extended the estimated useful life of the moulds and models used for the production of Doblo light commercial vehicles from 6 to 8 years. The impact of this estimate change in the useful lifes of the related assets is to increase current year profit by TL 6,774 billion (net of related deferred taxation).

Intangible Assets

Intangible assets acquired separately from a business are capitalised at cost. Intangible assets, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the Subsidiary at the date of acquisition. Goodwill is amortised on a straight-line basis over 5 years. It is reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill is stated at cost less accumulated amortisation and any impairment in value.

License Fees

License fees paid to Fiat for a specific product are recognized in accordance with the substance of the agreements and expensed over the duration of the agreements.

Research and Development (R&D) Costs

Expenditures for research and development are charged against income in the period incurred except for project development costs which comply with the following criteria:

- The product or process is clearly defined and costs are separately identified and measured reliably;
- The technical feasibility of the product is demonstrated;
- The product or process will be sold or used in-house;
- A potential market exists for the product or its usefulness in case of internal use is demonstrated;and
- Adequate technical, financial and other resources required for completion of the project are available.

Capitalization of costs starts when the above criteria are first met.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The recoverable amount of development costs is estimated whenever there is an indication that the asset has been impaired or that the impairment losses recognized in previous years no longer exist.

Available For Sale Financial Assets

The financial assets which are not originated by the enterprise, not held for trading and which do not have a known maturitiy are classified as available for sale. The available for sale financial assets, fair values which can reliably be estimated are reflected at their fair values. If the fair values can not be estimated reliably, such assets are measued at cost, after deduction for impairment. As of December 31, 2003, the equity investment is valued at cost restated to the equivalent purchasing power at December 31, 2003, since such investment does not have a quoted market price.

Bank Borrowings

All borrowings are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, borrowings, are subsequently measured at amortised cost using the effective interest rate method. Gains and losses are recognised in net profit or loss when the liabilities are derecognised, as well as through the amortisation process.

Borrowing Costs

Borrowing costs are expensed as incurred.

Reserve for Employee Termination Benefits

Employee termination benefits, as required by the Turkish Law, are recognised in the consolidated financial statements as they are earned. The total provision presents the present value of the future probable obligation of the Group arising from the retirement or termination of the employment of its employees other than misconduct.

Provisions

A provision is recognised when, and only when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

Warranty

The Group provides first maintenance service free of charge for the vehicles sold and also provides service free of charge during the first two-year period following the date of sale. Export sales of the Group are not under a warranty commitment.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues are stated net of discounts, value added and sales taxes. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Income Taxes

Tax expense / (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred tax.

Deferred income tax is computed, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Use of Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates are reviewed periodically, and as adjustments become necessary, they are reported in earnings in the periods in which they become known.

Foreign Currency Transactions and Translation

Income and expenses arising in foreign currencies (any currency other than Turkish lira) during the year have been translated at the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated at the exchange rates prevailing at the balance sheet dates. Exchange gains or losses arising from the settlement and translation of foreign currency items have been included in the related income and expense accounts, as appropriate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash Flow Hedge

Changes in the fair value of a hedging instrument that qualifies as an highly effective cash-flow hedge are recognized directly in in shareholders' equity.

The ineffective portion is immediately recognized in net profit or loss. If the cash flow hedge results in the recognition of an asset or a liability, all gains and losses previously recognized directly in equity are transferred from equity and included in the initial measurement of the cost or carrying value of the asset or liability. Otherwise, for all other cash flow hedges, gains and losses initially recognized in equity are transferred from hedging reserve to net profit or loss in the same period or periods during which the hedged firm commitment or forecasted transaction affects the income statement.

When the hedge ceases to be highly effective, hedge accounting is discontinued prospectively. In this case, the cumulative gain or loss on the hedging instrument that has been reported directly in equity is retained in equity until the committed of forecasted transaction occurs. When the committed or forecasted transaction is no longer expected to occur, any net cumulative gain or loss previously reported in equity is transferred to the income statement.

Originated Loans (Consumer Financing Loans) and Provision for Loan Impairment

Consumer financing loans originated by the Subsidiary are carried at amortized cost. A specific credit risk provision for loan impairment is established to provide for management's estimate of credit losses as soon as the recovery of an exposure is identified as doubtful.

The movement in provision is charged against the income for the period. When a loan is deemed uncollectible, it is written off against the related provision for impairment. The loan is written off after all necessary legal proceedings have been completed and the amount of the loan loss is finally determined. Subsequent recoveries are credited to the income statement if previously written off.

Interest Income and Expense

Interest income and expense are recognized in the income statement on an accrual basis using the effective yield method based on the actual purchase price. Interest income is suspended when loans become doubtful collection or when the borrower defaults.

Earnings / Loss per Share

Earnings / loss per share disclosed in the income statement are determined by dividing net income / loss by the weighted average number of shares that have been outstanding during the related period concerned.

In Turkey, companies can increase their share capital by making a pro rata distribution of shares (Bonus Shares) to existing shareholders without consideration for amounts resolved to be transferred to share capital from retained earnings and revaluation surplus. For the purpose of the EPS calculation such Bonus Share issues are regarded as stock dividends. Dividend payments, which are immediately reinvested in the shares of the Company, are regarded similarly. Accordingly the weighted average number of shares used in EPS calculation is derived by giving retroactive effect to the issue of such shares without consideration through December 31, 2003.

(Currency – Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events

Post-period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post-period-end events that are not adjusting events are disclosed in the notes when material.

3. CASH AND CASH EQUIVALENTS

	2003	2002
Cash on hand	**39**	74
Cash at banks		
- Time deposits	**241,216**	137,410
- Demand deposits	**20,851**	24,527
Cheques given for collection	**-**	1
Payment orders	**(36)**	-
Other cash equivalents	**1**	3
Total cash and cash equivalents	**262,071**	162,015

The breakdown of time deposits are as follows;

	2003		2002	
	Amount (TL Equivalent)	**Effective interest rate per annum**	Amount (TL Equivalent)	Effective interest rate per annum
Cash and Cash Equivalents				
Denominated in TL	**182,409**	**26%-29%**	35,711	35.4%-40%
Denominated in USD	**685**	**2.25%**	21,092	2.2%-3.4%
Denominated in EUR	**58,122**	**2.25%-2.75%**	80,607	2.2%-2.35%
Total	**241,216**		137,410	

As of December 31, 2003 the maturities of time deposits are less than two months (2002-less than one month).

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

4. INVESTMENT SECURITIES

As of December 31, 2003, investment securities amounting to TL 33,709 billion (2002-TL 18,857 billion), comprised Turkish Government Bonds with maturities between January 28, 2004 and August 18, 2004 (2002-January 8, 2003 and July 2, 2003). The interest rates of such securites are between 25.2% and 44.05% (2002-47.9% and 66.75%) per annum. As of December 31, 2003 the market value of such securities is TL 34,041 billion (2002 – TL 19,099 billion).

5. TRADE RECEIVABLES, net

As of December 31, 2003 and 2002, trade receivables related to sales to third parties are as follows:

	2003	2002
Receivables related to sales to third parties	**133,782**	68,351
Less: Unearned interest	**(772)**	(194)
Total trade receivables – third parties	**133,010**	68,157

6. CONSUMER FINANCING LOANS

	2003	2002
Short-term consumer financing loans		
Turkish Lira loans	**421**	25,180
Foreign currency indexed loans	**7**	57
Non-performing loans	**3,344**	5,348
Total	**3,772**	30,585
Provision for loan impairment	**(2,588)**	(3,771)
Total short-term consumer financing loans	**1,184**	26,814

	2003	2002
Long-term consumer financing loans		
Turkish Lira loans	**11**	2,116
Foreign currency indexed loans	**-**	62
Total long-term consumer financing loans	**11**	2,178

The average interest rates of loans varied between 2.35% and 5.91% (2002 – 0% and 6.75%) per month for TL loans and the interest rates for foreign currency indexed TL loans were 1.3%-2% (2002 – 1.3%-2%) in 2003. The total amount of rights pledged for the consumer financing loans provided by the Group is TL 3,893 billion (2002-TL 37,462 billion).

(Currency – Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

7. INVENTORIES, net

	2003	2002
Raw materials, net of reserve for obsolescense of TL 287 (2002 – TL 701)	**30,129**	27,210
Work-in-process	**30,802**	21,704
Finished goods, net of reserve for obsolescense of TL 642 (2002 – TL 375)	**18,302**	5,532
Spares and supplies	**15,487**	18,772
Merchandises (imported vehicles)	**11,692**	3,624
Goods-in-transit	**513**	845
Advances given	**26,263**	17,144
Total inventories	**133,188**	94,831

8. OTHER CURRENT ASSETS

	2003	2002
Value added tax receivable	**-**	21,206
Accrued income	**653**	860
Prepaid expenses	**376**	319
Others	**373**	585
Total other current assets	**1,402**	22,970

9. AVAILABLE FOR SALE FINANCIAL ASSETS

As of December 31, 2003 and 2002, the available for sale financial asset of the Group comprised the following:

	Shareholding Interest %	**TL**
Entek Elektrik Üretimi A.Ş.	**14.00**	**10,312**
Total		**10,312**

ırrency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

. PROPERTY, PLANT AND EQUIPMENT (PP&E), net

	Land, Land Improvements and Buildings	Leasehold Improvements	Machinery and Equipment	Moulds and Models	Furniture and Fixture	Motor Vehicles	Advances and Construction in Progress	Total
January 1, 2003, net of accumulated depreciation	89,520	2,544	246,974	327,431	38,384	5,757	4,453	**715,063**
lditions	-	-	-	-	548	2,179	21,426	**24,153**
ansfers	372	870	3,176	15,546	1,259	1,661	(22,884)	**-**
sposals	-	-	(2,639)	-	(203)	(2,087)	-	**(4,929)**
preciation charge for the year	(5,344)	(118)	(46,252)	(80,766)	(9,259)	(2,379)	-	**(144,118)**
cumulated depreciation of disposals	-	-	2,114	-	175	1,274	-	**3,563**
December 31, 2003, net of accumulated depreciation	**84,548**	**3,296**	**203,373**	**262,211**	**30,904**	**6,405**	**2,995**	**593,732**
December 31, 2003								
ɔst	210,352	3,502	669,795	785,370	159,362	24,810	2,995	**1,856,186**
cumulated depreciation	(125,804)	(206)	(466,422)	(523,159)	(128,458)	(18,405)	-	**(1,262,454)**
t carrying amount at December 31, 2003	**84,548**	**3,296**	**203,373**	**262,211**	**30,904**	**6,405**	**2,995**	**593,732**

he cost of fully depreciated property and equipment still in use amounts to TL 695,256 billion (December 31, 2002 – TL 459,675 billion).

(Currency – Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

11. INTANGIBLES, net

	Licence Fee and R&D	Others	**Total**
At January 1, 2003, net of accumulated depreciation	55,947	1,657	**57,604**
Additions	-	146	**146**
Depreciation charge for the year	(12,484)	(761)	**(13,245)**
At December 31, 2003, net of accumulated depreciation	**43,463**	**1,042**	**44,505**
At December 31, 2003			
Cost	123,681	9,274	**132,955**
Accumulated depreciation	(80,218)	(8,232)	**(88,450)**
Net carrying amount at December 31, 2003	**43,463**	**1,042**	**44,505**

The Company has fully provided a reserve for impairment in the carrying value of goodwill arising from the acquisation of KFK amounting to TL 3,590 billion at December 31, 2003 (2002 – TL 11,493 billion).

12. INVESTMENT ENCOURAGEMENT CERTIFICATES

The Group has obtained investment encouragement certificates from State Planning Organization in connection with certain major capital expenditures, which entitle the Group to:

i) 100% exemption from customs duty on machinery and equipment to be imported;

ii) Investment allowances of 200%,100% and 40% on the capital expenditures

iii) Incentive premiums of VAT+10% on the cost of eligible local capital expenditures; and

iv) Resource Utilization Support Premium ("RUSP"), an investment grant between 40% and 25% on a portion of the total approved capital expenditures.

The investment allowance indicated in (ii) above, is deductible from current or future taxable profit but subject to income tax, at a rate of 19.8 % (for the allowance of 40% - no taxation).

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

13. BANK BORROWINGS

	2003		2002	
	Amount (TL Equivalent)	**Effective interest rate per annum**	Amount (TL Equivalent)	Effective interest rate per annum
Short-term bank borrowings				
Short-term bank borrowings – TL	**29,550**	**18%-30%**	18,272	39%-44%
Short-term bank borrowings - USD	-	-	46,451	2.4%-3.5%
Short-term bank borrowings - EUR	-	-	13,077	4.9%-6.4%
Accrued interest	**1,362**		6,078	
Total	**30,912**		83,878	
Current portion of long term bank borrowings				
Current portion of long term bank borrowings – EUR	**50,893**	**3.05%**	62,924	4.2%
Current portion of long term bank borrowings – TL	**24**	-	37	15%
Accrued interest	**3,515**		2,626	
Total	**54,432**		65,587	
Total short-term bank borrowings including current-portion of long-term bank borrowings	**85,344**		149,465	

	2003		2002	
	Amount (TL Equivalent)	**Effective interest rate per annum**	Amount (TL Equivalent)	Effective interest rate per annum
Long-term bank borrowings				
Long-term bank borrowings - EUR	**229,017**	**3.05%**	276,583	4.2%
Long-term bank borrowings – TL	**73**	-	161	-
Total	**229,090**		276,744	

The repayment schedule, as translated with the exchange rates prevailing at the period-end, of the long-term bank borrowings is as follows :

Years	2003
2005	50,893
2006	50,893
2007	50,893
2008	50,893
2009	25,445
Total	**229,017**

The Group has obtained the long-term loan from ABN Ambro Bank B.V. amounting to Euro 160,400 thousand (2002- Euro 174,978 thousand) in order to finance its investment to manufacture Doblo light commercial vehicles. According to the manufacturing agreement signed between Fiat (the customer of the majority of Doblo production) and the Group, the repayment obligations related to such loan is guaranteed by Fiat through future purchases of Doblo until the end of 2008. Accordingly, the Group's exposure to foreign exchange rate and interest rate fluctuations is undertaken by Fiat.

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

14. TRADE PAYABLES, net

	2003	2002
Accounts payable	**119,914**	117,216
Notes payable	**-**	28
	119,914	117,244
Less : Unearned interest	**(389)**	(499)
Total trade and other payables	**119,525**	116,745

15. WARRANTY PROVISIONS

The movement of warranty provisions in 2003 is as follows;

Balances at December 31, 2002	Monetary Gain	Utilized in 2003	Amount Reversed as income in 2003	Net provision for 2003	**Balances at December 31, 2003**
10,397	(1,553)	(10,147)	-	22,733	**21,430**

16. ACCRUALS AND OTHER CURRENT LIABILITIES

	2003	2002
Advances taken	**5,565**	8,066
Accrual for royalty	**10,809**	6,926
Accrued expenses	**7,410**	4,205
VAT payable	**24**	2,121
Others	**6,147**	8,091
Total accruals and other current liabilities	**29,955**	29,409

17. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS

In accordance with existing social legislation, the Group is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. In Turkey, such payments are calculated on the basis of 30 days' pay (limited to a maximum of historical TL 1,390 million and TL 1,260 million at December 31, 2003 and December 31, 2002, respectively) per year of employment at the rate of pay applicable at the date of retirement or termination. The ceiling for retirement pay liability has been raised to 1,485 million TL/year as of January 1, 2004.

In the consolidated financial statements, the Group reflected a liability calculated using the Projected Unit Credit Method and based upon factors derived using their experience of personnel terminating their services and being eligible to receive retirement pay and discounted by using the current market yield at the balance sheet date on government bonds.

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

17. RESERVE FOR EMPLOYMENT TERMINATION BENEFITS (continued)

The principal actuarial assumptions used at the balance sheet dates are as follows :

	2003	2002
Discount rate (per annum)	**6%**	6%

Movements in reserve for employment termination benefits during 2003 and 2002 are as follows:

	2003	2002
January 1	**27,981**	22,772
Charge for the year	**4,970**	13,440
Payments	**(2,500)**	(2,702)
Monetary gain	**(1,020)**	(5,529)
December 31	**29,431**	27,981

The Company estimates that 1% of the benefits will not be paid as the people will not be elligible for any payment.

18. TAXATION

Current Taxes

The Group is subject to taxation in accordance with the tax procedures and the legislation effective in Turkish Republic. Tax returns are required to be filed until the fifteenth of the fourth month following the balance sheet date and paid in one installment until the end of the fourth month (2002- 3 installments). Tax returns are filed individually by the corporations as there is no consolidated tax return in Turkey.

The corporation tax rate for the fiscal year ended December 31, 2002 was 30% plus an additional 10% fund levy, giving an effective tax rate of 33%. A 19.8% withholding tax was applied to investment deductions which were exempt from corporation tax. Until April 24,2003,where distributions had been made in respect of 2002 and prior years, withholding taxes of 5.5% and 16.5% applied to distributions made by either public or private corporations, respectively. This withholding tax only applied to amounts distributed that had been subject to corporation tax.

The effective corporation tax rate is 30% for 2003 earnings. Only for the year 2004 the corporation tax will be calculated at 33% and afterwards it will be 30%.

Effective from April 24, 2003, income from 2002 and prior years will not be subject to withholding taxes if it is undistributed, is transferred to share capital or is distributed to resident tax-paying corporations. Where profits are distributed to resident taxpaying real persons, to those who are exempt from income and corporate tax, to those who are not income or corporation tax payers, to non-resident corporations, to non-resident real persons and to those who are exempt from income tax, a 10% withholding tax is applied. However profit distributions up to December 31, 2003 shall be subject to an effective tax rate of 11% due the continuation of the fund levy until that date. On the other hand, profit distributions on income from 2002 and prior years which had been exempt from corporation tax and income which had been subject to 19.8% withholding tax due to investment incentive certificates obtained based on applications made prior to April 24, 2003 will not be subject to withholding tax.

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

18. TAXATION (continued)

Effective from April 24, 2003, investment incentive certificates will not be required to utilise an investment allowance in calculating the corporate income tax base. No withholding taxes will apply to the investment deduction; however the deduction will be limited to 40%. Investment deductions made as a result of owning investment incentive certificates for which application was made prior to April 24, 2003, and unused investment deductions carried forward from previous periods due to insufficient taxable profits, will be subject to a 19.8% withholding tax.

The tax legislation provides for a temporary tax of 30% (25% before April 24, 2003) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final tax liability for the year. However, the temporary taxes for the year 2004 will be calculated and paid at the rate of 33%.

In 2003 and prior years corporation tax is computed on the statutory income tax base determined in accordance with the Procedural Tax Code without any adjustment for inflation accounting. Effective January 1, 2004, taxable income will be derived from the financial statements which are adjusted for inflation adjustment. Accumulated earnings arising from the first application of inflation accounting on December 31,2003 balance sheet will not be subject to corporation tax, and similarly accumulated deficits arising from such application will not be deductable for tax purposes. Moreover, accumulated tax loss carryforwards related with 2003 and prior periods will be utilized at their historical (nominal)values in 2004 and future years .

Tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. As of December 31, 2003 the accumulated statutory tax loss carry forward of the Subsidiary amounted to TL 27,634 billion (2002-31,640 billion in historical terms). The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

As of December 31, 2003, the Group has TL1,171,638 billion (in historical terms, 2002 – TL930,243 billion) of unused investment allowances that will be used in future years. Such investment allowances can be carried by the Group indefinitely.

The numeric reconciliation between tax income and the accounting results multiplied by the applicable tax rate as of December 31, 2003 and 2002 are as follows :

	2003	2002
Net income/(loss) before provision for taxes and minority interest	**9,224**	(105,189)
Income tax credit at 30% (2002-33%)	**(2,767)**	34,712
Effect of disallowable expenses	**(5,796)**	(7,908)
Effect of investment allowances	**5,115**	140,588
Effect of restatement of non-monetary items in accordance with IAS 29	**(1,763)**	(30,303)
Allowance for deferred tax asset of KFK	**2,323**	(480)
Tax (charge)/credit	**(2,888)**	136,609

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

18. TAXATION (continued)

Deferred Taxes

The breakdown of temporary differences and the resulting deferred tax assets of Tofaş (excluding the Subsidiary with no deferred tax asset or liability) as of December 31, 2003 and 2002, using the expected future tax rates (effective rates), were as follows :

	Cumulative temporary differences (historical)		Deferred tax assets/ (liabilities) (historical)	
	2003	2002	**2003**	2002
Warranty provision	**(21,430)**	(9,128)	**7,072**	3,012
Employment termination benefits reserve	**(29,417)**	(24,560)	**8,825**	8,105
Restatement of inventories in accordance with IAS 29	-	9,173	-	(3,027)
Restatement of depreciable property, plant and equipment and intangibles in accordance with IAS 29	**18,747**	20,207	**(5,623)**	(6,668)
License fees	**10,133**	11,780	**(3,040)**	(3,887)
Cumulative loss / (gain) on the hedging	**(12,142)**	18,472	**3,643**	(6,096)
Others	**(1,155)**	(1,723)	**380**	569
Investment allowances carried forward	**(1,171,638)**	(930,243)	**121,894**	122,792
Total	**(1,206,902)**	(906,022)	**133,151**	114,800
Restated in equivalent purchasing power at December 31, 2003			**133,151**	130,756

The deferred tax charge related to cumulative gain/loss on the hedging amounting to TL 3,643 billion was accounted under equity.

The movement of deferred tax account of Tofaş is as follows:

	2003	2002
Deferred tax asset at January 1	**130,756**	-
Deferred tax charge for the year	**8,817**	137,701
Amount accounted under equity	**3,643**	(6,945)
Monetary gain	**(10,065)**	-
Deferred tax assets at December 31	**133,151**	130,756

As of December 31, 2002, there were timing differences arising from the restatement of non-monetary assets of KFK amounting to TL 620 billion, that results in a deferred tax liability of TL 205 billion. At December 31, 2003, KFK offset the deferred tax liabilities with the deferred tax asset. At December 31, 2003 and 2002, the temporary differences for which KFK did not recognized the deferred tax assets amounts to TL 27,648 and TL 32,174, respectively (historical).

(Currency – Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

19. PAID – IN SHARE CAPITAL

At December 31, 2003, the Group's historical authorized and paid-in share capital is TL 450,000 billion (2002-170,413), the breakdown of which is as follows:

		2003		2002	
	Share Group	**Amount (Historical TL)**	(%)	Amount (Historical TL)	(%)
Fiat Auto S.p.A.	D	**170,352**	**37.86**	64,511	37.86
Koç Holding A.Ş.	A	**169,144**	**37.59**	64,054	37.59
Koç Holding Companies and family	A	**1,208**	**0.27**	457	0.27
Others, including publicly issued shares	E	**109,296**	**24.28**	41,391	24.28
Total paid-in share capital		**450,000**	**100**	170,413	100

The shareholders holding A and D group shares have the priviledge to choose the members for Board of Directors and Board of Auditors and also have the priviledge of using preemption rights in buying each other's shares. The Group's Articles of Association requires a 75% majority vote of outstanding share for the passing of General Assembly resolutions.

As of December 31, 2003, the total effect of restatement of cash contributions in the paid in share capital amounted to TL 251,566 billion.

20. LEGAL RESERVES

As of December 31, 2003 and 2002, the statutory retained earnings per historical financial statements of Tofaş comprise share premiums, legal reserves and a general reserve amounting to TL 31 billion, TL 2,879 billion and TL 22,762 billion, respectively. Furthermore, as of December 31, 2003 the accumulated loss per historical statutory financial statements amounted to TL 87,880 billion (2002 – TL 68,497 billion).

The legal reserves consist of first and second legal reserves, appropriated in accordance with the Turkish Commercial Code (TCC). The TCC stipulates that the first legal reserve is appropriated out of historical statutory profits at the rate of 5% per annum, until the total reserve reaches 20% of the Group's historical paid-in share capital. The second legal reserve is appropriated at the rate of 10% per annum of all cash distributions in excess of 5% of the historical paid-in share capital.

Under TCC, the legal reserves are not available for distribution unless they exceed 50% of the historical paid-in share capital but may be used to offset losses in the event that historical general reserve is exhausted.

Per Turkish Commercial Code, the statutory accumulated profits and statutory current year profit are available for distribution subject to the reserve requirements referred to above. However, Communique XI-25 "Communique related with Accounting Standards on Capital Market" issued by the Capital Market Board on November 15, 2003 stipulates that beginning from 2003 income, profit distributions will be based on net income reflected in the financial statements prepared in accordance with International Financial Reporting Standards.

21. RELATED PARTY BALANCES AND TRANSACTIONS

For the purpose of the consolidated financial statements, Fiat Group, Koç Holding and the companies identified by the Group and/or Fiat Group or Koç Holding as being controlled by/affiliated with them are considered and referred to as related parties. Related parties also include individuals that are principal owners, management and members of the Group's Board of Directors and members of their families.The Group enters into transactions with related parties in the normal course of business on an arm's-length basis.

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

21. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

The major balances with related companies at December 31, 2003 and 2002 and a summary of the major transactions with related companies for the years then ended are shown below :

Included in trade receivables from related parties	2003	2002
Fiat	**181,756**	278,980
Koç Group dealers	**64,849**	39,084
Others	**7,734**	9,343
	254,339	327,407
Less: Unearned interest	**(1,467)**	(1,089)
Total trade receivables from related parties, net	**252,872**	326,318

Included in trade payables to related parties	2003	2002
Fiat	**309,996**	298,797
Mako Elektrik Sanayi ve Ticaret A.Ş. (Mako)	**7,363**	7,303
Matay Otomotiv Yan Sanayi A.Ş. (Matay)	**-**	7,460
Comau S.p.A.	**108**	321
Others	**17,772**	16,835
	335,239	330,716
Less: Unearned interest	**(1,086)**	(1,417)
Total trade payables to related parties, net	**334,153**	329,299

Included in accruals and other current liabilities	2003	2002
Fiat	**18,258**	12,532
Comau S.p.A.	**961**	4,971
Others	**871**	653
Total	**20,090**	18,156

(Currency – Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

21. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

Sales

Major net sales to related companies, during the year 2003 and 2002, are as follows :

	2003	2002
Fiat	**1,122,306**	1,383,549
Koç Group dealers	**350,575**	235,660
Others	**20,504**	13,928
Total	**1,493,385**	1,633,137

Purchases

Major material, fixed assets and service purchases from related companies, during the year 2003 and 2002, are as follows :

	2003	2002
Domestic Purchases		
Matay	**9,638**	62,484
Mako	**47,203**	55,214
Entek Elektrik Üretimi A.Ş.	**11,817**	15,271
Döktaş Dökümcülük San. ve Tic. A.Ş.	**6,929**	7,701
Other	**113,929**	92,315
Total	**189,516**	232,985

	2003		2002	
Foreign purchases	**Materials and Services**	**Fixed Assets**	Materials and Services	Fixed Assets
Fiat	**867,815**	**164**	724,723	1,597
Kofisa S.A.	**2,885**	**1,732**	3,577	-
Other	**7,808**	**189**	6,473	-
Total	**878,508**	**2,085**	734,773	1,597

Interest and other income from related parties, during the year ended with December 31, 2003 amounted to TL 24,338 billion (2002-TL 11,630 billion)

Interest and other charges from related parties, during the year ended with December 31, 2003 amounted to TL 215 billion (2002-TL 2,873 billion)

In 2003, there is not any license fee and research and development expense charges by Fiat to the Group (2002 – TL46,698 billion). Furthermore, in 2003, total research and development expense, technical assistance and service fee charges by the Group to Fiat amounted to TL5,255 billion (2002 – TL34,755 billion).

Salaries and similar benefits paid to the top management (21 people-including the members of the Board of Directors), amounted to TL4,365 billion (2002 – TL3,950 billion).

22. FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Polices

The Group's principal financial instruments, comprise cash and short-term deposits, consumer financing loans, investment securities, investments and bank borrowings. The main purpose of these financial instruments is to raise finance and invest for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are foreign currency risk and credit risk and liquidity risk. The management reviews and agrees policies for managing each of these risks which are summarised below. The Group monitors the market price risk arising from all financial instruments.

Credit Risk

The Group trades with only with recognised, creditworthy third parties. It is the Group policy that all customers who wish to trade on credit terms are subject to credit screening procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from the other financial assets of the Group, comprising cash and cash equivalents and other financial assets, the Group's exposure to credit risk arises from default of the other party, with a maximum exposure equal to the carrying amount of these instruments.

There are no significant concentrations of credit risk within the Group, other than the transactions disclosed with the related parties.

Liquidity Risk

The ability to fund the Group's existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

Interest Rates Risk

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Currency risk

The Group is exposed to the foreign exchange risk through the impact of rate changes at the translation of foreign currency denominated liabilities to Turkish lira. Other than the fully hedged currency risk related to the Euro loans related to Doblo investment, the currency risks are monitored and limited by the analysis of foreign currency position.

Fair Value of Financial Assets and Liabilities

Fair value is the amount for which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price, if one exists.

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

22. FINANCIAL INSTRUMENTS (continued)

The estimated fair values of financial instruments have been determined by the Group using available market information and appropriate valuation methodologies. However, judgement is necessarily required to interpret market data to estimate the fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realize in a current market exchange. The following methods and assumptions were used to estimate the fair value of the financial instruments for which it is practicable to estimate fair value:

Financial Assets

Monetary assets for which fair value approximates carrying value:

The fair values of certain financial assets carried at cost, including cash and due from banks and other financial assets are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses.

Balances denominated in foreign currencies are translated at year-end exchange rates.

Financial Liabilities

Monetary liabilities for which fair value approximates carrying value:

The fair values of accounts payable, short-term bank borrowings and other monetary liabilities are considered to approximate their respective carrying values due to their short-term nature.

The fair values of long term bank borrowings are estimated to approximate its carrying value since it is primarily denominated in foreign currencies and are revalued at year-end exchange rates and a substantial portion of them carry variable interest rates.

23. SELLING AND MARKETING EXPENSES

	2003	2002
Advertisement expenses	**18,550**	19,663
Payroll expenses	**17,062**	16,683
Warranty expenses	**25,421**	14,952
Packaging expenses	**9,416**	13,044
Sponsorship expenses	**2,084**	6,293
Transportation insurance expense	**4,427**	5,242
Royalty expense	**11,058**	6,926
Others	**20,091**	19,619
Total selling and marketing expenses	**108,109**	102,422

(Currency -- Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

24. GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002
Depreciation expense	**15,678**	15,914
Payroll expenses	**19,934**	20,295
Cost of maintenance, repair and energy expenses	**2,856**	4,440
Other administrative expenses	**33,898**	25,137
Total general and administrative expenses	**72,366**	65,786

25. RESEARCH AND DEVELOPMENT EXPENSES

	2003	2002
Personnel expenses	**5,883**	6,063
Depreciation expenses	**1,707**	1,583
Material expenses	**1,039**	1,213
Other	**3,553**	6,594
Total research and development expenses	**12,182**	15,453

26. OTHER OPERATING INCOME, net

	2003	2002
Other operating income		
Income from technical assistance charges	**9,188**	34,755
Research and development incentive premiums	**5,591**	3,924
Rent income	**1,517**	2,112
Other	**13,813**	9,011
Total other operating income	**30,109**	49,802
Other operating expenses		
Impairment loss for goodwill	**-**	(11,493)
Other expenses	**(2,480)**	(5,095)
Total other operating expenses	**(2,480)**	(16,588)
Other operating income, net	**27,629**	33,214

(Currency – Billions of Turkish lira in equivalent purchasing power at December 31, 2003 unless otherwise indicated)

27. AVERAGE NUMBER OF PERSONNEL AND PAYROLL EXPENSES

	2003	2002
Wages	**74,941**	70,230
Labor expenses charged by subcontractors	**34,854**	37,096
Salaries	**49,009**	46,714
Other social expenses	**10,015**	11,708
Total personnel expenses	**168,819**	165,748
Average number of employees		
Blue Collar	**3,294**	3,520
White Collar	**855**	888
Total number of employees	**4,149**	4,408

28. DEPRECIATION AND AMORTIZATION EXPENSES

	2003	2002
Cost of production	**139,978**	159,328
General and administrative expenses	**15,678**	15,914
Research and development expenses	**1,707**	1,583
Total depreciation and amortization expenses	**157,363**	176,825

29. FINANCIAL EXPENSES, net

	2003	2002
Financial income		
Foreign exchange gain	**9,887**	14,982
Interest income	**47,867**	52,810
Commission income	**601**	1,702
Financial expenses		
Foreign exchange loss	**(51,597)**	(157,647)
Interest and related charges	**(35,538)**	(23,954)
Financial expenses, net	**(28,780)**	(112,107)

30. COMMITMENTS AND CONTINGENCIES

Bank letters of guarantee

As of December 31, 2003, the outstanding bank letters of guarantee provided by banks to the Group and given to the customs authorities and governmental institutions amounted to TL 45,292 (2002 – TL 32,067). Moreover, there is no guarantee notes given to creditor banks in 2003 (2002 – TL 15,496).

Litigations

As of December 31, 2003, the total amount of outstanding legal claims brought against the Group is TL 1,639 (2002 - TL 360). Furthermore, there are 6 (2002-11) legal suits being held against the Group for product replacement. The Group has reflected a reserve amounting TL 246 (2002 – TL 117) in the consolidated financial statements for such legal suits against the Group.

31. FOREIGN CURRENCY ASSETS AND LIABILITIES

ASSETS

		2003		2002	
Foreign Currency		Foreign Currency (Thousand)	Turkish lira Equivalent	Foreign Currency (Thousand)	Turkish lira Equivalent
Cash and cash equivalents					
	EUR	**43,452**	**75,827**	53,373	103,557
	USD	**534**	**745**	11,528	21,462
Trade receivables					
	EUR	**109,055**	**190,309**	146,992	285,203
	USD	**3,968**	**5,539**	4,371	8,138
Consumer financing loans					
	USD	**6**	**8**	23	42
	EUR	**2**	**3**	39	75
Other current assets					
	EUR	**71**	**124**	257	498
	JPY	**47,460**	**618**	-	-
Total Assets			**273,173**		418,975

LIABILITIES

		2003		2002	
Foreign Currency		Foreign Currency (Thousand)	Turkish lira Equivalent	Foreign Currency (Thousand)	Turkish lira Equivalent
Bank borrowings					
	EUR	**162,415**	**283,426**	184,040	357,084
	USD	**69**	**97**	25,375	47,240
Trade Payables					
	EUR	**185,349**	**323,446**	158,350	307,240
	USD	**4**	**5,583**	23	43
	GBP	**8**	**20**	9	27
Accruals and other current liabilities					
	EUR	**11,012**	**19,216**	10,896	21,142
	USD	**4**	**6**	305	567
Total Liabilities			**631,794**		733,343